August 18, 2025

Stephen Stamp
Chief Executive Officer
Biodexa Pharmaceuticals plc
1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ, United Kingdom

       Re: Biodexa Pharmaceuticals plc
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-37652
Dear Stephen Stamp:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Operating and Financial Review and Prospects
A. Operating Results
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023, page 83

1. We note from your pipeline chart, on page 57, that eRapa, Tolimidone, and MTX110 are each in clinical development for one or more indications. In your future filings, please expand your disclosure to include the costs incurred, during each period presented, for each of your key research and development product candidates by specific indication separately. If you do not track your research and development costs by project, program, or indication, please disclose that fact, and explain why you do not maintain and evaluate research and development costs by project, program, or indication. For amounts that are not tracked by product candidate, program, or indication, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense), which should reconcile to total research and development
 August 18, 2025
Page 2

       expense as presented on the Statements of Comprehensive Income. Provide draft disclosure with your response.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences